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SEC Mail Processing Section
FEB 23 2017
Washington DC
406

SECU 17005500

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CURREN & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 MAIN STREET SUITE 325
(No. and Street)

IRVINE	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BILL F. CURREN 949-476-3230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANTON & CHIA LLP
(Name – *if individual, state last, first, middle name*)

5401 JAMBOREE ROAD SUITE 540	NEWPORT BEACH	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BILL F. CURREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CURREN & COMPANY, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attachment

Signature

PRESIDENT

Title

Notary Public

S. MASON
Commission # 2026500
Notary Public - California
Orange County
My Comm. Expires Jun 24, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ ~~See~~ Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange.

Subscribed and sworn to (or affirmed) before me on this 24 (*Date*) day of January (*Month*), 2017 (*Year*)
by
(1) Bill F. Curren
(and (2) ~~_______~~),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

S. MASON
Commission # 2026500
Notary Public - California
Orange County
My Comm. Expires Jun 24, 2017

Signature S. Mason
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audit Rep Document Date: 1-24-17
Number of Pages: 2 Signer(s) Other Than Named Above: None

CONTENTS

NTON & HIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Curren & Company

We have audited the accompanying financial statements of Curren & Company (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 16, 2017

CURREN & COMPANY
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash in bank		$ 57,590
Deposit – clearing agent		91,769
Marketable securities		59,600
Other receivable – employees		9,326
Prepaid expenses		7,084
Deferred tax asset		17,200
Other assets		6,779
Total Assets		$ 249,348

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 4,501
Payables to broker/dealer – clearance account		7,942
Accrued occupancy costs		13,920
Total Liabilities		26,363
Stockholder's Equity:		
Common stock without par value; authorized, issued and outstanding, 100 shares	$ 54,758	
Additional paid-in capital	109,000	
Retained earnings	59,227	
Total Stockholder's Equity		222,985
Total Liabilities and Stockholder's Equity		$ 249,348

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commissions		$ 581,879
Interest and dividends		3,901
Realized and unrealized (losses)		(31,052)
Total Revenues		554,728
Expenses:		
Employee compensation and benefits	$ 287,275	
Rent	79,210	
Floor brokerage, exchange clearance and regulatory fees	160,250	
Outside services	9,487	
Office expenses	26,286	
Telephone	9,125	
Professional fees	16,974	
Other expenses	3,859	
Total Expenses		592,466
(Loss) Before Income Taxes		(37,738)
Income Taxes:		
Current	1,546	
Deferred (5,809)		
Total Income Taxes (Benefit)		(4,263)
Net (Loss)		$ (33,475)

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2015	$ 54,758	$ 109,000	$ 92,702	$ 256,460
Net (Loss) for the Year Ended December 31, 2016			(33,475)	(33,475)
Balance at December 31, 2016	$ 54,758	$ 109,000	$ 59,227	$ 222,985

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities:		
Net loss		$ (33,475)
Decrease in deposit – clearing agent	$ 2,851	
Decrease in marketable securities	43,822	
Gain on sale of marketable securities	(12,770)	
Increase in prepaid expenses	(357)	
Increase in deferred tax asset	(5,809)	
Increase in payables and accrued expenses	1,070	
Decrease in payables to broker/dealer – clearance account	(13,411)	
Decrease in accrued occupancy expenses	(4,190)	
Decrease in income tax payable	(3,425)	
Total Adjustments		7,781
Net Cash Flows Used in Operating Activities		(25,694)
Cash Flows from Investing Activities:		
Purchase of marketable securities	(744,287)	
Proceeds from sales of marketable securities	757,057	
Net Cash Flows Provided by Investing Activities		12,770
Net Decrease in Cash		(12,924)
Cash - beginning of year		70,514
Cash - end of year		$ 57,590

SUPPLEMENTAL CASH INFORMATION

Cash payments for income taxes	$ 1,546
Cash payments for interest	$ 156

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Irvine, California. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through a clearing agent. The Company requires no collateral for its receivables and, thus, is subject to the inherent risks in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting. Security transactions and related commissions are recorded on the trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue associated with the Company's securities transactions is recognized on a settle date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities/Fair Value

The Company complies with current standards with respect to "Fair Value Measurements." The standards define fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. The standards establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(2) SECURITIES OWNED AT MARKET VALUE

The Company holds trading securities which are stated at fair market value as of December 31, 2016 (Level 1 in the hierarchy established by current standards). These securities are listed on national exchanges and the fair value is determined based on published market prices. Proceeds from the sale of investment securities available for sale were $757,057 in 2016, offset with the purchase of marketable securities of $744,287: gross realized gains included in income in 2016 were $35,563; gross realized losses included in income in 2016 were $52,497. At December 31, 2016, the securities held had a market value of $59,600, with gross unrealized losses of $14,118.

CURREN & COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2016

(3) INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 357	$ 1,189	$ 1,546
Deferred	(3,721)	(2,088)	(5,809)
Total	$ (3,364)	$ (899)	$ (4,263)

The Company complies with current accounting standards which presents an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences, the current standards generally consider all expected future events other than enactment of changes in law or rates.

The Company is recognizing a deferred tax asset of $17,200 as a result of a capital loss carryforward of $64,713 and a net operating loss carryforward of $7,875.

The Company is subject to US Income taxes and California income taxes. Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past four years are subject to examination by tax authorities, and may change upon examination.

(4) COMMITMENTS AND CONTINGENCIES

The Company leases office space and signed a lease in 2015 for the period August 1, 2015 through October 31, 2018. The Company received a three month rent holiday for August 1 through October 31, 2015 from the landlord. This rent holiday incentive is being amortized on a straight-line basis over the thirty-nine month term of the lease.

The following is a schedule of the annual lease (rent) payments due.

Year Ended December 31	Amount
2017	$ 81,198
2018	$ 69,494

(5) PROFIT-SHARING PLAN

The Company adopted a profit-sharing plan on December 27, 1997, covering all employees after the completion of one-year of eligibility service. No contributions were made during 2016.

(6) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was January 26, 2017. No transactions or events were found that were material to require recognition and/or disclosure in the financial statements.

(7) NET CAPITAL

The Company is subject to a $100,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2016, the net capital was $173,656, which exceeded the required minimum capital by $73,656. The aggregate indebtedness to net capital ratio was .15 to 1.

CURREN & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2016

Total ownership equity		$ 222,985
Less non-allowable assets:		
Receivables – employees	$ 9,326	
Prepaid expenses	7,084	
Other assets	6,779	
Deferred tax asset	17,200	(40,389)
Net capital before haircuts		182,596
Haircuts:		
Marketable securities (15% of FMV)	8,940	
Undue concentration (15%, where applicable)	0	(8,940)
Net capital		$ 173,656

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,758
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 73,656

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 26,363
Ratio of aggregate indebtedness to net capital	.15 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	.12 to 1

The computation of net capital as reported in the unaudited part IIA filing agrees with the audited net capital as reported above.

CURREN & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CURREN & COMPANY
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Curren & Company

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Curren & Company (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: (2)(ii) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
February 16, 2017

EXEMPTION REPORT
PURSUANT TO RULE 15c3-3

December 31, 2016

CURREN & COMPANY (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R§240.15c3-3 ("Customer protection - reserves and custody of securities") under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17C.F.R. §240.15c3-3(k)(2)(ii) during the period of January 1, 2016 through December 31, 2016 without exception.

CURREN & COMPANY

I, BILL CURREN, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Bill Curren, President

February 16, 2017
(Date)

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder of
Curren & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Curren & Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc.(FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 16, 2017

SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION

[illegible]

General Assessment Reconciliation

[illegible]

SIPC-7

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

[illegible]

21*21*******3130*********************MIXED AADC 220
42004 FINRA DEC
CURREN & COMPANY
1900 MAIN ST STE 325
IRVINE CA 92614-7330

[illegible]

2. A. [illegible]	1128.83
B. [illegible] (exclude interest) 7/26/2016 Date Paid	591.32
C. [illegible]	
D. [illegible]	537.51
E. [illegible] ___ days [illegible]	0
F. [illegible]	537.51
G. PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above)	$
H. [illegible]	$

3. [illegible]

[illegible]

CURREN & COMPANY

Vice-President

Dated the 16 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

[illegible]

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

		Eliminate cents
[illegible]		$ 554728
[illegible]		
[illegible]		
[illegible]		
[illegible]		
[illegible]		
[illegible]		
[illegible]		31052
[illegible]		585780
[illegible]		
[illegible]		
[illegible]		135449
[illegible]		
[illegible]		
[illegible]		
[illegible]		
[illegible]		
[illegible]	$ 0	
[illegible]	$ 0	
Enter the greater of line (i) or (ii)		
Total deductions		135449
2d. SIPC Net Operating Revenues		$ 450331
2e. General Assessment @ .0025		$ 1125.83
		(to page 1, line 2.A.)